FLUOROPHARMA MEDICAL, INC.
500 Boylston Street, Suite 1600
Boston, MA 02116

June 9, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jeffrey Gordon, Staff Accountant

Re:	FlouroPharma Medical, Inc. Item 4.01 Form 8-K filed June 1, 2011 File No. 333-147193

Dear Mr. Gordon:

We are responding to comments contained in the Staff letter, dated June 3, 2011, addressed to Johan M. (Thijs) Spoor, the Company’s Chief Executive Officer, President, and Chief Financial Officer with respect to the Company’s Current Report on Form 8-K filed on June 1, 2011 (the “Form 8-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.
You currently disclose that during the years ended December 31, 2010 and 2009 and the subsequent interim period through May 16, 2011, you did not consult with your new accountant.  Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the years ended December 31, 2010 and 2009 and the subsequent interim period through May 26, 2011, the date of engagement of your new accountant.  Refer to Item 304(a)(2) of Regulation S-K.

Response:

The final paragraph under Item 4.01 of the Form 8-K has been revised as follows:

During the years ended December 31, 2010 and December 31, 2009 and the subsequent interim period through May ~~16~~ 26, 2011, the date of engagement of BehlerMick PS, the Company did not consult with BehlerMick PS regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Johan M. (Thijs) Spoor
By:	Johan M. (Thijs) Spoor
Title:	Chief Executive Officer, President and Chief Financial Officer